TRANSGLOBE ENERGY CORPORATION PROVIDES
MID-QUARTER UPDATE FOR Q4 2010

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, December 13, 2010 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide a mid-quarter production and operations update for the fourth quarter of 2010. All dollar values are expressed in United States dollars unless otherwise stated.

HIGHLIGHTS

  2011 Guidance:
    Capital program of $90.0 million, a 28% increase over 2010;
    Production of 13,000 to 13,500 barrels of oil per day (“Bopd”), a 33% increase over 2010 using the mid-point of 13,250 Bopd;
    Funds Flow of $101 million, based on an average Dated Brent oil price of $75.00 per barrel (“Bbl”) and using the mid-point production of 13,250 Bopd;
  Continued success in an expanding Nukhul development at West Gharib;
  Record production in November of 10,957 Bopd;
  Production for the first twelve days of December was 11,600 Bopd, on track to exceed the 11,000 Bopd target exit rate;
  New multi-zone oil discovery on Block S-1 in Yemen;
  Five rigs currently working on TransGlobe properties in Egypt and Yemen:
    Two rigs drilling development and appraisal wells on the West Gharib leases in Egypt;
    One rig drilling an exploration well on the East Ghazalat Block in Egypt;
    One rig drilling a basement exploration well on Block S-1 in Yemen;
    One rig drilling a basement exploration well on Block 72 in Yemen;
  Rig contracted for drilling on the Nuqra Block in Egypt in January 2011; and
  TransGlobe joining the S&P/TSX Composite Index effective at the TSX market open on Monday, December 20, 2010.

OPERATIONS

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Drilling
During the fourth quarter, the Company drilled five oil wells (Arta #22, Arta #23, Arta #19, East Arta #5 and East Arta #7) and one suspended well at East Arta #6. The drilling program is focused on defining the limits to the pool and mapping the reservoir quality and thickness. The Arta/East Arta Nukhul pool extends over an estimated 5,000 to 8,000 acres.

Arta #22 was initially completed in the Rudeis formation and is being evaluated for stimulation or possible recompletion in the Nukhul to test the western down thrown side of the Arta field.

Arta #23 extended the Arta Nukhul pool to the north and was placed on production at an initial rate of 50 Bopd following a fracture stimulation (“frac”). This rate is typical for a tighter crestal well.

East Arta #5 was an appraisal to the East Arta #4 Nukhul discovery well, and was placed on production at an initial rate of 75 Bopd following a frac.

East Arta #6 intersected the down thrown side of the main west bounding fault of the East Arta pool. The well was suspended for a side track in 2011 to intersect the Nukhul formation on the up thrown side of the fault.

East Arta #7, which encountered a thicker lower Nukhul section structurally down dip of the main Arta pool was placed on production at an initial rate of 1,400 Bopd. The reservoir found at East Arta #7 has high porosity and permeability and did not require fracture stimulation. The rate was increased to 2,000 Bopd last week following the installation of a higher volume pump. The upper Nukhul formation has not been completed in East Arta #7.

Arta #19 was drilled and cased as a Nukhul oil well with an indicated 32 feet of net pay. The well was fracture stimulated on December 10 and is currently being readied for production.

One of the two drilling rigs is currently drilling at East Arta #8. East Arta #8 is an exploratory/appraisal well approximately 3.6 kilometres northeast of East Arta #7 and 3.7 kilometres south of East Arta #5. Thick sands were encountered in the Lower Nukhul formation 500 feet lower than lowest oil encountered at East Arta #7 and are below the oil/water contact. This places the oil/water contact somewhere between East Arta #7 and East Arta #8 indicating a total oil column between 1,650 and 1,800 feet.

The second rig is drilling South Rahmi #8, a Nukhul exploration well.

The two drilling rigs will focus on drilling Nukhul development and appraisal wells for the balance of 2010 and 2011. A third drilling rig will be added in early 2011. It is expected that up to 44 wells will be drilled in West Gharib during 2011, primarily focused on the Nukhul formation.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Drilling
During the fourth quarter, the Company drilled two Upper Bahariya oil wells (Sabbar #1 and Safwa #2).

Sabbar #1 was drilled to a total depth of 4,600 feet, cased and completed as a Bahariya oil well. Sabbar #1 encountered 40+ feet of net pay in the Bahariya sandstones, 27 feet structurally higher than the Safwa discovery wells. A 45 foot interval was perforated and flowed naturally at a rate of 500 Bopd on a short test. Sabbar #1 is located approximately 1.7 kilometres northeast of Safwa NW-1 which tested 250 Bopd and Safwa #1 which tested 300 Bopd from the Upper Bahariya (un-stimulated). The positive results at Sabbar #1 have increased the internally estimated gross Petroleum Initially in Place (“PIIP”) to 58.0 million barrels of oil (“MMBbl”), up from the initial estimate of 20.6 MMBbl of oil using the respective probabilistic P-mean cases.

Safwa #2 was drilled to a total depth of 7,987 feet and cased as a Bahariya oil well. Safwa #2 encountered 30+ feet of net pay in the Bahariya sandstones and is the fourth Bahariya oil well drilled on the Safwa structure. Safwa #2 is a step-out appraisal well located approximately 350 metres east of Safwa #1. The Safwa #2 well will be completed and tested as part of the early production test program planned for early 2011, subject to Egyptian Government approval.

The operator, Vegas Oil and Gas SA, has indicated it plans to file for an early production approval by the first quarter of 2011. The East Ghazalat Safwa project could contribute an additional 600 to 1,000 Bopd to TransGlobe in 2011 based on internal estimates. TransGlobe will update production guidance following approval by the Egyptian Government.

The drilling rig is currently moving to the Nakhil prospect. Nakhil #1 is located approximately eight kilometres southwest of Safwa #1. The Nakhil #1 exploration well is targeting a prospect which has an internally estimated gross PIIP of 10.4 MMBbl using the probabilistic P-mean case.

Nuqra Block 1, Arab Republic of Egypt (71.43% working interest, TransGlobe operated)

TransGlobe has contracted the drilling rig currently working on East Ghazalat for a one-year period. Initially it will drill two exploration wells in Nuqra commencing in January 2011. The rig will be available for Nukhul development drilling at West Gharib following the Nuqra program. The two exploration wells (Selsella #1 and Diwan #1) are targeting prospects with gross PIIP of 13.6 MMBbl and 46.0 MMBbl, respectively, based on internally generated estimates using the respective probabilistic P-mean cases.

REPUBLIC OF YEMEN

Yemen East - Masila Basin

Block 32, Republic of Yemen (13.81% working interest)
During the fourth quarter, Godah #12 was drilled and completed as a producing Qishn oil well at an initial gross rate of 700 Bopd.

Block 72, Republic of Yemen (20% working interest)
Drilling commenced on the Gabdain #1 exploration well in late November. Gabdain #1 is programmed to reach a total depth of approximately 3,430 metres, with results anticipated in January 2011. Gabdain #1 is targeting a fractured basement prospect identified on 3-D seismic on the northern portion of Block 72. The Gabdain fractured Basement prospect has an internally estimated gross PIIP of 185 MMBbl, using the probabilistic P-mean case.

Yemen West - Marib Basin

Block S-1, Republic of Yemen (25% working interest)
During the quarter, An Nagyah #2 was re-entered and drilled as a horizontal Lam ‘A’ oil well and placed on production at an initial gross rate 700+ Bopd.

The drilling rig is currently preparing to test the An Nagyah #31 exploration well. The well is targeting the Lam prospect and the fractured Basement prospect. The An Nagyah #31 exploration well has discovered a new Lam ‘B’ oil pool in the intermediate portion of the well. Two additional oil shows were encountered in the Shuqra carbonates and in the Kholan sandstones located above Basement. These shows are scheduled for testing in the next few weeks. The new Lam ‘B’ oil pool will be tested following the Shuqra and Kholan tests. There were elevated gas measurements encountered in the drilling mud while drilling the Basement section. However, only minor oil shows and limited fractures were encountered so no testing is anticipated for the Basement section.

Following An Nagyah #31, the drilling rig is scheduled to move to An Nagyah #5, to drill a short radius horizontal section in the main An Nagyah Lam A pool.

PRODUCTION

Production averaged 10,957 Bopd to TransGlobe during November (7,967 Bopd from Egypt and 2,990 Bopd from Yemen). Production for the first twelve days of December was 11,600 Bopd, on track to exceed the 11,000 Bopd target exit rate.

2010 Production (Bopd)	Egypt	Yemen	Total
Q1	6,848	2,846	9,694
Q2	6,631	2,575	9,206
Q3	7,601	2,537	10,138
October	7,610	2,979	10,589
November	7,967	2,990	10,957
Year-to-date	7,291	2,719	10,010
Guidance 2010			10,000

Production increases in October/November were attributed to new Nukhul producers at West Gharib in Egypt and new wells at An Nagyah and Godah in Yemen.

Production guidance for 2011 was announced on November 29, 2010 at 13,000 to 13,500 Bopd.

INVESTOR RELATIONS – S&P/TSX COMPOSITE INDEX

Standard & Poor's Canadian Index Operations announced December 10, 2010 that TransGlobe Energy Corporation (TSX: “TGL”) will be added to the S&P/TSX Composite Index. This change will be effective at the market open on Monday, December 20, 2010.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.comand www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:
Investor Relations
Scott Koyich
Telephone: 403.264.9888
E-mail: investor.relations@trans-globe.com
Web site: www.trans-globe.com